UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38734

Weidai Ltd.
(Translation of registrant’s name into English)

No. 9 Baiyun Road

Shangcheng District, Hangzhou

Zhejiang Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):☐

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Weidai Ltd. to Hold Annual General Meeting on December 15, 2021

Exhibit 99.2	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: November 18, 2021	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Financial Officer